Exhibit 23.1

The Board of Directors

HDFC Bank Limited

We consent to the incorporation by reference in the registration statement (No. 333-201852) on Form F-3 of HDFC Bank Limited of our reports dated July 29, 2016, with respect to the consolidated balance sheets of HDFC Bank Limited and its subsidiaries (the “Company”) as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two year period ended March 31, 2016, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of March 31, 2016, which reports appears in the March 31, 2016 annual report on Form 20-F of the Company.

/s/ KPMG

Mumbai, India

July 29, 2016